Filed Pursuant to Rule 433

Registration Statement No. 333-238200

Pricing Term Sheet Dated May 20, 2020

DENTSPLY SIRONA Inc.

$750,000,000 3.250% Senior Notes due 2030

Issuer:	DENTSPLY SIRONA Inc. (the “Company”)

Ratings:*	Moody’s: Baa2 / S&P: BBB

Principal Amount:	$750,000,000 of 3.250% Senior Notes due 2030 (the “Notes”)

Maturity Date:	June 1, 2030

Trade Date:	May 20, 2020

Original Issue Date (Settlement):	May 26, 2020 (T+3)

Interest Accrual Date:	May 26, 2020

Issue Price (Price to Public):	99.788%

Interest Rate:	3.250% per annum

Interest Payment Period:	Semi-annual

Interest Payment Dates:	Each June 1 and December 1, commencing December 1, 2020

Benchmark Treasury:	0.625% due May 15, 2030

Spread to Benchmark Treasury:	T+260 basis points

Benchmark Treasury Price/ Yield:	99-16+ / 0.675%

Yield to Maturity:	3.275%

Optional Redemption:	Prior to March 1, 2030, the Notes will be redeemable, as a whole or in part from time to time, at the Company’s option at a redemption price equal to the greater of:

•   100% of principal amount of the Notes to be redeemed, and

•   the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (assuming the Notes called for redemption matured on March 1, 2030) discounted to the date of redemption on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the applicable treasury rate plus 40 basis points, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

At any time on or after March 1, 2030, the redemption price for the Notes will equal 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

CUSIP / ISIN:	24906P AA7 / US24906PAA75

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Co-Managers:	BofA Securities, Inc. PNC Capital Markets LLC Commerz Markets LLC MUFG Securities Americas Inc. UBS Securities LLC UniCredit Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
**

It is expected that delivery of the Notes will be made against payment therefor on or about May 26, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll free at +1 (800) 831-9146; Goldman Sachs & Co. LLC toll-free at +1 (866) 471-2526; or J.P. Morgan Securities LLC collect at +1 (212) 834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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